UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

THE CONTENTS OF THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K OF VIRYANET LTD. (THE “REGISTRANT”), INCLUDING EXHIBIT 99.1 HERETO (BUT EXCLUDING ANY QUOTES OF MEMBERS OF THE REGISTRANT’S MANAGEMENT APPEARING THEREIN), ARE HEREBY INCORPORATED BY REFERENCE IN THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (SEC FILE NO. 333-146265) AND FORMS F-3 (SEC FILE NOS. 333-114504 AND 333-130632).

CONTENTS

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated February 10, 2014, entitled “VIRYANET REPORTS FOURTH QUARTER AND FULL YEAR 2013 RESULTS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	President and Chief Executive Officer

Date:	February 10, 2014

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on February 10, 2014, entitled “VIRYANET REPORTS FOURTH QUARTER AND FULL YEAR 2013 RESULTS”.

Exhibit 99.1

ViryaNet Reports Fourth Quarter and Full Year 2013 Results

Revenue up 15%; Net Income Increases 125% for the Fourth Quarter

Achieves Record Net Income for Full Year 2013

WESTBOROUGH, MA, February 10, 2014 - ViryaNet Limited (OTCQB:VRYAF), a leading provider of software solutions that optimize and allow for the continuous improvement of service processes for mobile workforces, today announced its financial results for the fourth quarter and full year ended December 31, 2013.

Fourth Quarter 2013 Financial Highlights

•	Quarterly revenues of $3.4 million represented a year-over-year increase of 15% compared to $2.9 million and a sequential increase of 21% compared to $2.8 million in the third quarter of 2013

•	License revenue of $928,000 represented a year-over-year increase of 83% compared to $506,000 and a sequential increase of 180% compared to $332,000 in the third quarter of 2013

•	Record fourth quarter 2013 net income represents an increase of 125% to $832,000, or $0.20 in basic and $0.19 in diluted EPS compared to $369,000, or $0.09 in basic and diluted EPS in same period of 2012 and increased 172% sequentially from $306,000, or $0.07 in basic and diluted EPS in the third quarter of 2013

•	Fourth quarter gross margin increased to 72.4% compared to 62% in same quarter of 2012 and compared sequentially to 66.8% in the third quarter of 2013

Full Year 2013 Financial Highlights

•	Full year 2013 revenue increased by 8.4% to $11.6 million from $10.7 million in FY 2012

•	Full year 2013 license revenue increased by 45.5% to $1.7 million

•	Full year 2013 record net income of $1.5 million represents a 62.8% increase over $911,000 in FY 2012

•	Shareholders’ equity of $2.9 million as of December 31, 2013, represents a 126% increase over $1.3 million as of December 31, 2012

“The results for the quarter and full year ended December 31, 2013 reflect the progress made in delivering a competitive solution, leveraging existing partnerships with vertical markets leaders and maintaining long-term relationships with our blue chip customer base. This momentum combined with stronger market demand for mobile workforce management solutions led to a strong 2013,” stated Memy Ish-Shalom, President and Chief Executive Officer of ViryaNet. “Our record net income of $1.5 million for 2013 was driven by exceptionally strong licensing revenues in the fourth quarter, which at $928,000, represented 83% growth over the prior year’s same quarter and 180% sequential growth.”

Mr. Ish-Shalom continued, “In the last 18 months, we launched a unique performance management practice to complement our solution to empower our customers to achieve their business objectives. In addition, we delivered new products which improve the productivity of users through exceptional user experience and advanced exception management capabilities. Adhering to the smart devices revolution, we introduced the first native, voice-enabled mobile application in our space. Our competitive solution and our partner channel-focused strategy, with GE and other market leaders, is providing us with the ability to win larger and more complex business deals. The investments in new and competitive offerings also generated demand from existing customers to place orders for new products. During the fourth quarter, we signed new business to deploy the ViryaNet solution to one new customer in Europe through our partnership with GE and license orders from two existing customers in the US to accommodate their growth through acquisition. Total bookings for the year increased by 10%; an additional multi-million dollar services order from an existing customer shifted from 2013 and we expect to close it during the first part of 2014.”

Mr. Ish-Shalom concluded, “We continue to see positive trends in the number and size of opportunities in the pipeline as increased demands for mobile workforce management solutions continue to emerge in a market that is largely underpenetrated. We also expect to see incremental business in the beginning of 2014 as a result of our new cloud offering, which we launched in the fourth quarter. This will also extend our ability to apply our solution to broader sectors in the market. We are pleased with the progress and momentum build we saw in the second half of the year, as compared to the same period of last year - with total revenue up 23%, license revenue up 135% and net profit up 298% (in each case relative to the second half of 2012) - and we are looking forward to another year of growth in 2014.”

Full Year 2013 Financial Results

For the year ended December 31, 2013, ViryaNet reported total revenues of $11.6 million, an 8.4% increase compared to $10.7 million for 2012. License revenues for the full year of 2013 increased 45% to $1.7 million compared to $1.2 million in 2012. Maintenance and services revenues increased approximately 4% to $9.9 million compared to $9.6 million in 2012.

Gross profit was $7.7 million, or 65.9% gross margin, compared to $6.5 million gross profit, or 60.6% gross margin, in 2012. Total operating expenses for the year were approximately $6.1 million compared to $5.4 million in 2012. Research and development expenses were $1.6 million compared to $1.1 million in 2012. Selling and marketing expenses were $2.7 million for 2013 compared to $2.6 million in 2012, and general and administrative expenses were $1.7 million compared to $1.6 million in 2012. Operating income for the full year 2013 was $1.6 million compared to operating income of $1.1 million in 2012.

Full year net income in 2013 increased by 62.8% to a record of $1.5 million, or $0.36 basic and $0.33 diluted earnings per share, compared to net income of $911,000, or $0.23 basic and $0.21 diluted earnings per share, for 2012.

Fourth Quarter 2013 Financial Results

For the quarter ended December 31, 2013, ViryaNet reported total revenues of $3.4 million, a 15% increase from $2.9 million for the same period in 2012 and a 21% sequential increase from $2.8 million in Q3 of 2013. License revenues for the three months increased to $928,000 compared to $506,000, an 83% increase from the same period of 2012 and a 180% sequential increase from $332,000 in Q3 of 2013. Maintenance and services revenues were $2.5 million compared to $2.4 million in the same period of 2012 and were comparable to $2.5 million in Q3 of 2013.

Gross profit was $2.4 million, or 72.4% gross margin, compared to $1.8 million gross profit, or 62% gross margin, in the fourth quarter of 2012 and compared sequentially to $1.9 million, or 66.8% gross margin in Q3 of 2013. Total operating expenses in the fourth quarter of 2013 were approximately $1.5 million, compared to $1.3 million in the corresponding period of 2012 and compared sequentially to $1.5 million in Q3 of 2013. Research and development expenses increased 59.8% to $390,000 from $244,000, which were targeted at accelerating the development of new offerings requested by current and prospective customers and compared sequentially to $415,000 in Q3 of 2013. Selling and marketing expenses increased 18% to $745,000 compared to $629,000 in the same period last year and compared sequentially to $652,000 in Q3 of 2013. General and administrative expenses decreased approximately 14% to $404,000 from $472,000 in the corresponding period of the previous year and compared sequentially to $422,000 in Q3 of 2013. Operating income for the fourth quarter of 2013 was $908,000 compared to operating income of $474,000 in the corresponding quarter of 2012 and compared sequentially to $383,000 in Q3 of 2013.

Net income for the fourth quarter of 2013 was $832,000, or $0.20 basic and $0.19 diluted earnings per share, as compared to net income of $369,000, or $0.09 basic and diluted earnings per share, for the same period in 2012 and compared sequentially to net income of $306,000, or $0.07 basic and diluted earnings per share in Q3 of 2013.

Fourth Quarter 2013 Operating Highlights

•	The ViryaNet solution was selected by a leading gas and electric utility in Central and Eastern Europe through a ViryaNet partner; as a result the ViryaNet solution will be utilized by more than 1,500 field teams who serve 2.9 million customers

•	A license deal was signed with an existing telecommunication customer to accommodate an acquisition

•	An additional license deal was signed with an existing utility customer to accommodate an acquisition and replacing a competitor solution

•	ViryaNet launched a new cloud offering for its mobile workforce management solution that expands deployment options for companies ready to embrace new computing models; with the launch of ViryaNet Cloud, direct customers and prospects will have this deployment option

•	ViryaNet G4 v12 was released that focuses on the user experience and advanced exception management capabilities; it provides context and proactive exception management to increase the effectiveness of the mobile workforce

•	Subsequent to the end of the quarter, Technology Evaluation Centers spotlighted ViryaNet as a strong contender in the field service management market and described how service organizations can take advantage of ViryaNet’s solution

Balance Sheet Summary

Cash and cash equivalents were approximately $921,000 as of December 31, 2013 compared to $335,000 as of December 31, 2012. ViryaNet’s short and long-term bank debt balance on December 31, 2013, less restricted cash, was reduced by $499,000 to $640,000 as compared to $1.1 million as of December 31, 2012. A convertible note balance of $352,000 was fully retired as of June 30, 2013. Total shareholders’ equity was $2.9 million as of December 31 of 2013, a 126% increase, compared to $1.3 million as of December 31, 2012.

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce Management™, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets’ most respected retailer, and North America’s largest auto insurer as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States and Israel. For more information visit our website or follow us on twitter.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for ViryaNet’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of ViryaNet’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s annual report on Form 20-F, filed on April 29, 2013, and the other reports filed by ViryaNet from time to time, with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

###

Press Contact:

Dolores Fallon

ViryaNet, Ltd

508-490-8600, ext 5917

Dolores.Fallon@viryanet.com

Investor Contact:

Peter Seltzberg

Hayden IR

646-415-8972

peter@haydenir.com

VIRYANET LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2013	December 31, 2012
	Unaudited	Audited
Assets
CURRENT ASSETS:
Cash and cash equivalents	$921	$335
Restricted cash	183	164
Trade receivables	1,445	682
Other accounts receivable and prepaid expenses	304	216

Total current assets	2,853	1,397

NON - CURRENT ASSETS:
Severance pay fund	1,232	1,044
Long-term receivable	63	125
Other	23	38

Total non - current assets	1,318	1,207

PROPERTY AND EQUIPMENT, net	48	70

GOODWILL	6,516	6,516

Total assets	$10,735	$9,190

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term bank credit	$171	$160
Current maturities of long-term bank loans	199	646
Trade payables	525	360
Deferred revenues	3,310	2,809
Other accounts payable and accrued expenses	1,384	1,388
Convertible debt	—	352

Total current liabilities	5,589	5,715

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	453	497
Long-term deferred revenues	131	232
Long-term deferred rent payable	54	70
Accrued severance pay	1,567	1,374

Total long-term liabilities	2,205	2,173

SHAREHOLDERS’ EQUITY:
Share capital	5,098	4,817
Additional paid-in capital	116,172	116,297
Accumulated deficit	(118,329)	(119,812)

Total shareholders’ equity	2,941	1,302

Total liabilities and shareholders’ equity	$10,735	$9,190

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31		Twelve months ended December 31
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Audited
Revenues:
Software licenses	$928	$506	$1,679	$1,154
Maintenance and services	2,453	2,427	9,935	9,559

Total revenues	3,381	2,933	11,614	10,713

Cost of revenues:
Software licenses	7	56	79	122
Maintenance and services	927	1,058	3,879	4,101

Total cost of revenues	934	1,114	3,958	4,223

Gross profit	2,447	1,819	7,656	6,490

Operating expenses:
Research and development	390	244	1,586	1,100
Selling and marketing	745	629	2,747	2,650
General and administrative	404	472	1,729	1,606

Total operating expenses	1,539	1,345	6,062	5,356

Income from operations	908	474	1,594	1,134

Other income (expense):
Financial expenses, net	(59)	(97)	(289)	(196)
Gain on forgiveness of debt (1)	—	—	210	—

Total other expense	(59)	(97)	(79)	(196)

Income before taxes	849	377	1,515	938

Taxes on income	17	8	32	27

Net income	$832	$369	$1,483	$911

Basic income per share	$0.20	$0.09	$0.36	$0.23

Diluted income per share	$0.19	$0.09	$0.33	$0.21

Weighted average number of shares used in computation of basic income per share	4,095,819	3,899,611	4,064,298	3,896,018

Weighted average number of shares used in computation of diluted income per share	4,493,752	4,314,593	4,460,435	4,279,961

(1)	In July 2012 the Company and its convertible debt holder agreed to modify the convertible debt agreement between them such that under certain conditions, the Company would pay $270,000 of the original debt of $480,000 that was due in August 2013, in 12 equal monthly installments starting in July 2012, and if the Company pays all installments and the convertible debt holder does not convert any portion of the debt to shares, then upon payment by the Company of the final installment, the remaining outstanding $210,000 of the original debt of $480,000 will be forgiven. As the Company met all of the payment conditions and the debt holder did not convert the balance of the original debt to Ordinary Shares prior to payment of the last installment, which occurred in June 2013, the remaining outstanding principal balance of $210,000 was forgiven and recorded as gain from forgiveness of debt in the Company’s income statement, during the second quarter of 2013.